One Ridgmar Centre 6500 West Freeway, Suite 800 Fort Worth, Texas 76116 817.989.9000 telephone 817.989.9001 facsimile www.approachresources.com
September 29, 2009
Via EDGAR Transmission and FedEx
Via Facsimile Transmittal 703.813.6982
Mr. Christopher J. White
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Approach Resources Inc. Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 6, 2009 File No. 001-33801
Dear Mr. White:
     This letter sets forth the responses of Approach Resources Inc. (the “Company” or “we,” “us” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with regard to our Form 10-Q for the fiscal quarter ended March 31, 2009 (the “Form 10-Q”). The Staff’s comment was provided to the Company in a letter dated September 18, 2009. For the convenience of the Staff, the text of the comment is reproduced in its entirety followed by our response.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Signatures
1.	We note your response to our prior comment 11 concerning signatures. Please amend your Form 10-Q for the fiscal quarter ended March 31, 2009 to add the required signature of the principal financial or chief accounting officer.

Response: We have amended our Form 10-Q for the fiscal quarter ended March 31, 2009 to add the signature of our principal financial and chief accounting officer, Steven P. Smart. A marked copy of the amendment on Form 10-Q/A showing (a) the additional signature to the Form 10-Q and (b) minor modifications to Exhibits 31.1 - 32.2, which were discussed with Staff today, is enclosed herewith.

     Please direct any questions or additional comments regarding this letter to the undersigned at (817) 989-9000.

Sincerely,
/s/ Steven P. Smart
Steven P. Smart
Executive Vice President and Chief Financial Officer

Enclosure
cc:	H. Roger Schwall, Assistant Director Norman Gholson, Attorney-Advisor Donald F. Delaney, Senior Accountant

2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
Amendment No. 1

(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-33801

APPROACH RESOURCES INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	51-0424817 (I.R.S. employer identification number)

One Ridgmar Centre 6500 W. Freeway, Suite 800 Fort Worth, Texas (Address of principal executive offices)	76116 (Zip Code)
(817) 989-9000
(Registrant’s telephone number, including area code)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑
The number of shares of the registrant’s common stock, $0.01 par value, outstanding as of April 30, 2009 was 20,731,429.

Explanatory Note
     Approach Resources Inc. (the “Company”) is filing this Amendment No. 1 on Form 10-Q/A (this “Abbreviated Amendment”) to its Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 6, 2009 (the “Form 10-Q”). The purpose of this Abbreviated Amendment is to correct an inadvertent omission on the signature page of the Form 10-Q. The signature page of the Form 10-Q incorrectly omitted the signature of the principal financial officer or chief accounting officer of the Company.
     Except for the signature page to the Form 10-Q as described above, no other changes have been made to the Form 10-Q.This Abbreviated Amendment contains only the cover page, this Explanatory Note, the signature page and Exhibits 31.1, 31.2, 32.1 and 32.2, which have been updated to today’s date. This Abbreviated Amendment speaks as of the original filing date of the Form 10-Q, does not reflect events that may have occurred after the original filing date and does not modify or update in any way disclosures made in the Form 10-Q.

PART II. — OTHER INFORMATION
Item 6. Exhibits.
See “Index to Exhibits” following the signature page of this Abbreviated Amendment for a description of the exhibits filed as part of this Abbreviated Amendment.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

APPROACH RESOURCES INC.
By:	/s/ J. Ross Craft
J. Ross Craft
President and Chief Executive Officer (Principal Executive Officer)

By:	/s/ Steven P. Smart
Steven P. Smart
Executive Vice President and Chief Financial Officer (Principal Financial and Chief Accounting Officer)

Date: ~~May 6,~~September 29, 2009

Index to Exhibits

Exhibit
Number	Description of Exhibit

31.1*	Certification by the President and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification by the President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

Exhibit 31.1
Certification
I, J. Ross Craft, certify that:
1.	I have reviewed this quarterly report on Form 10-Q, as amended, of Approach Resources Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ~~May 6,~~September 29, 2009	/s/ J. Ross Craft
J. Ross Craft
President and Chief Executive Officer

Exhibit 31.2
Certification
I, Steven P. Smart, certify that:
1.	I have reviewed this quarterly report on Form 10-Q, as amended, of Approach Resources Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ~~May 6,~~September 29, 2009	/s/ Steven P. Smart
Steven P. Smart
Executive Vice President and Chief Financial Officer

Exhibit 32.1
Certification of President and Chief Executive Officer of Approach Resources Inc.
(Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002)
     In connection with the Quarterly Report of Approach Resources Inc. (the “Company”) on Form 10-Q for the period ended March 31, 2009, as ~~filed with the Securities and Exchange Commission on the date hereof~~amended (the “Report”), I, J. Ross Craft, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

APPROACH RESOURCES INC.
Date: ~~May 6,~~September 29, 2009	/s/ J. Ross Craft
J. Ross Craft
President and Chief Executive Officer

Exhibit 32.2
Certification of Chief Financial Officer of Approach Resources Inc.
(Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002)
          In connection with the Quarterly Report of Approach Resources Inc. (the “Company”) on Form 10-Q for the period ended March 31, 2009, as ~~filed with the Securities and Exchange Commission on the date hereof~~ amended (the “Report”), I, Steven P. Smart, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

APPROACH RESOURCES INC.
Date: ~~May 6,~~September 29, 2009	/s/ Steven P. Smart
Steven P. Smart
Executive Vice President and Chief Financial Officer